U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated March 26, 2003 relating to share buyback program for the period from April 1, 2003 to April 18, 2003

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 3, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

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Trend Micro Announces Share Buyback Program

Pursuant to Commercial Code Article 210 relating to Acquisition of Treasury Stocks

Tokyo, Japan - March 26, 2003 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in network antivirus and Internet content security, today resolved at a meeting of its Board of Directors to repurchase its shares from the market.

1.	Repurchase period: April 1, 2003 to April 18, 2003

2.	Number of shares to be repurchased: Maximum of 500,000 shares

3.	Aggregate cost: Maximum of 750,000,000 yen

4.	Repurchase method: Transactions through the Tokyo Stock Exchange

<Note>

At the Ordinary General Meeting of Shareholders held on March 26, 2003, the following was resolved:

1.	Class of shares to be repurchased: Common Stock of the Company

2.	Total number of shares to be repurchased: Maximum of 2,500,000 shares

3.	Total repurchase cost: Maximum of 5,000,000,000 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

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